Exhibit 21

SUBSIDIARIES OF RIOT PLATFORMS, INC.

The following is a list of subsidiaries of the registrant, Riot Platforms, Inc., a Nevada corporation (Nasdaq: RIOT), omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary of the registrant as of December 31, 2022:

Name of Subsidiary	Place of Formation
Whinstone US, Inc.	Delaware
ESS Metron, LLC	Colorado

We also have additional operating and holding company subsidiaries that, if considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

All of the above listed subsidiaries have been consolidated in our consolidated financial statements.